

Mail Stop 4561

February 2, 2017

Fred Covely
Chief Executive Officer
Grey Cloak Tech, Inc.
10300 W. Charleston
Las Vegas, NV 89135

> **Re: Grey Cloak Tech, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 23, 2016**
> **File No. 000-55572**

Dear Mr. Covely:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Jan Woo

                         Jan Woo
                         Legal Branch Chief
                         Office of Information Technologies
                         and Services

cc: Parker Morrill, Esq.
      Clyde Snow